Filed by BRELF IV, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488
 Investor PresentationOctober 2019  Broadmark realty Capital

 Disclaimer  This presentation contemplates the business combination (the “Business Combination”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) among Trinity Merger Corporation, a Delaware corporation (“Trinity”), Trinity Sub Inc., a Maryland corporation and wholly-owned subsidiary of Trinity (“PubCo”), Trinity Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub I”), Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of PubCo (“Merger Sub II” and, together with Trinity, PubCo and Merger Sub I, the “Trinity Parties”), PBRELF I, LLC, a Washington limited liability company (“PBRELF I”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), and BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF I, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II and MgCo III, the “Management Companies” and each a “Management Company” and, together with the Companies, “Broadmark” or the “Company Group”).This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Trinity, any company forming a part of Broadmark or any of their respective affiliates. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or as a recommendation with respect to the voting, purchase or sale of any security or as to any other matter.Each Company originates private loans secured exclusively by real estate located in certain geographic areas, and the company resulting from the proposed business combination discussed herein expects to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The private real estate lending business of the Companies is speculative and involves substantial risks, including but not limited to, illiquidity, interest rate, reinvestment, prepayment and default risks. Investors should make their own independent investigation of Trinity and the Company Group before investing in any securities.  The information presented herein is not a complete description and is not an offer to buy or sell any securities of any Company.  Broadmark Capital, LLC (“Broadmark Capital”) is a registered broker-dealer and FINRA/SIPC member.  Broadmark Capital’s owners and executives are also owners of the management companies of the Companies. Broadmark Capital and its affiliated entities receive fees for originating, underwriting and servicing mortgage loans and other fees that could result in certain conflicts of interest.    Certain terms not defined in the presentation have the definitions given to them in the Merger Agreement or the Registration Statement on Form S-4 filed with the SEC by PubCo, as the case may be.PAST PERFORMANCE IS NO GUARANTEE OF FUTURE PERFORMANCE.

 Disclaimer  Cautionary Statement Concerning Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, conveying the expectations of management of Trinity and/or the Company Group as to the future based on plans, estimates and projections at the time Trinity and/or the Company Group makes the statements. Forward-looking statements involve inherent significant risks and uncertainties and Trinity and the Company Group caution you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this presentation include, but are not limited to, statements related to the proposed business combination between Trinity and the Company Group and the proposed terms thereof, the Company Group’s business, industry, strategy and ability to grow, the anticipated future business and financial performance of the combined company following the Business Combination, the anticipated timing of the transactions described herein, the ability to complete the transactions on the terms and within the timeframe contemplated herein, the ability to finance the Business Combination and any investor redemptions, the ability of the parties to the transaction to satisfy the closing conditions to the transaction, and the potential impact the transactions contemplated hereby will have on Trinity and the Company Group and their respective businesses. Forward looking statements can be identified by terms such as “believes,” “plans,” “intends,” “targets,” “will,” “expects,” “suggests,” “anticipates,” “outlook,” “continues,” “projects,” “forecasts” and similar expressions. The forward-looking statements contained in this presentation are based on Trinity’s and/or the Company Group’s current expectations about future events and trends that it believes may affect Trinity’s, the Company Group’s or the combined company’s financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. You should not place undue reliance upon forward-looking statements as predictions of future events. Although Trinity and the Company Group believe that the expectations reflected in the forward-looking statements contained herein are reasonable, no guarantee can be made as to future results, performance or achievements. Factors that could cause Trinity’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, the level of redemptions by Trinity’s and/ or the Company Group’s investors in connection with the proposed transaction; the ability to complete the private placement financing contemplated to occur concurrently with the closing of the business combination, the ability of Trinity to obtain the contemplated amendment to the terms of its outstanding warrants, changes in estimates regarding the future business and financial performance of the Company Group or the combined company; changes in expectations with respect to the closing of the business combination transaction or the timing thereof; the ability to retain Company Group’s customers and financing sources following any business combination; unanticipated changes in laws, regulations, or other industry standards affecting Trinity or the Target and the factors described under “Risk Factors” in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”). The forward-looking statements included in this document are made as of the date of this presentation. Trinity and the Target disclaim any duty to update any of these forward-looking statements after the date of this presentation.

 Disclaimer  Use of Projections The projections included below are forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. They are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the projections were not prepared in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Trinity Parties and Broadmark with respect to, among other things, general economic, market, interest rate and financial conditions, the availability and cost of capital for future investments, the timing of borrowers repaying mortgage investments, competition within Broadmark’s markets, real estate and market conditions, and those risks and uncertainties described in the Form S-4 filed with the SEC. See “Cautionary Statement Concerning Forward-Looking Statements” above and “Risk Factors” in the Form S-4. The projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information or GAAP.None of the assumptions underlying the projections may be realized, and they are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Trinity and the Company Group. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate, and actual results may materially differ. For these reasons, as well as the bases and assumptions on which the projections were compiled, the inclusion of the information set forth below should not be regarded as an indication that the projections will be an accurate prediction of future events, and they should not be relied on as such. None of the Trinity Parties, the Company Group or any of their respective affiliates, advisors or other representatives has made, or makes, any representation to any stockholder regarding the information contained in the projections and, except as required by applicable securities laws, neither Trinity nor the Company Group intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.  Non-GAAP Financial Information This presentation includes financial measures and other non-GAAP financial information that is calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America (“GAAP”), such as Core Earnings and Adjusted Net Income. Any non-GAAP financial measures and other non-GAAP financial information used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial measures prepared in accordance with GAAP. Non-GAAP financial measures and other non-GAAP financial information is subject to significant inherent limitations. The non-GAAP financial measures and other non-GAAP financial information presented herein may not be comparable to similar non-GAAP measures presented by other companies. Market and Industry Data  Market data and industry data used throughout this presentation is based on information derived from third party sources, Trinity and Broadmark management’s knowledge of their respective industries and businesses and good faith estimates of Trinity and Broadmark management. While Trinity and Broadmark management believe that the third party sources from which market and industry data has been derived are reputable, Trinity and Broadmark have not independently verified such market and industry data, and you are cautioned not to give undue weight to such market and industry data. Important Information About the Proposed Transaction and Where to Find It In connection with the proposed business combination transaction, PubCo has filed a Registration Statement on Form S-4, which includes a preliminary joint proxy statement/prospectus. A definitive joint proxy statement/prospectus and other relevant documents will be mailed to security holders of Trinity and Broadmark. Security holders of Trinity and Broadmark are advised to read the preliminary proxy statement/prospectus, and amendments thereto, in connection with the solicitation of proxies to approve the proposed transaction and related matters because the proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to security holders as of a record date to be established for voting on the proposed transaction or delivering consents, as applicable. Security holders will also be able to obtain copies of the Registration Statement and joint proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813 or c/o Broadmark Capital, LLC, 1420 5th Avenue, Suite 2000, Seattle, WA 98101, as the case may be. Participants in Solicitation Trinity and Broadmark and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity's and Broadmark's security holders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity directors and officers in Trinity's filings with the SEC, including Trinity's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and in the Registration Statement on Form S-4 filed with the SEC by PubCo, which includes the joint proxy statement/prospectus for the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Broadmark’s directors and managers in the Registration Statement on Form S-4 filed with the SEC by PubCo.INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF ANY OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OR SOLICITATION OF ANY SECURITIES OR SOLICITATION OF ANY PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR THE PROPOSED BUSINESS COMBINATION

TRANSACTION SUMMARY OVERVIEW

Creates scalable public platform with growth potential that is well positioned to create shareholder value

TRINITY

- ~$359 million SPAC[1] with real estate industry focus
- Deep knowledge of credit and mortgage markets
- Highly experienced transactional executive team

FARALLON Est. 1986

- ~$25 billion global institutional asset management firm with core investment strategies including credit and real estate
- $75 million PIPE investment into Broadmark Realty Capital at Reference Price estimated to be $10.45 per share[1][2]

BROADMARK

- Short-term, secured real estate lender since 2010
- $1.03 billion active loan portfolio comprised of 264 loans in ten states and DC[3]
- 16%+ annualized weighted average all-in loan rate[4]
- No debt

BROADMARK

Note: See Appendix VIII for footnotes

5

TRANSACTION OVERVIEW

TRANSACTION SUMMARY	▪ Formation of a publicly-traded unlevered internally managed mortgage REIT through the acquisition of Broadmark's four real estate lending Companies and internalization of its four Management Companies ▪ Expected equity value of ~$1.5 billion[5] ▪ *Expect to target initial annual dividend of $1.15 - $1.20 per share (11.0% - 11.5% yield at Reference Price of $10.45 per share)[1][6]* ▪ $75 million PIPE investment from Farallon at Reference Price[1][2] ▪ Trinity Sponsor will forfeit 3.8 million, or 44.1%, of its 8.6 million founder shares and 7.2 million, or 58.0%, of its 12.4 million private placement warrants ▪ Proposed warrant amendment strategy removes anti-dilution provision for all warrants and effectively eliminates 75% of Public and PIPE Warrants with a cash payment equal to $1.60 per warrant[10] ▪ Internalization aligns interests of management with shareholders and offers REIT significant economies of scale going forward ▪ Transaction structure expected to provide opportunity to receive additional fees from future private capital managed by the mortgage REIT ▪ Expected close: 4Q 2019

TRANSACTION CONSIDERATION	▪ Total consideration to Broadmark of $1,069 million
	  ▪ *$152.5 million net purchase price of Management Companies after payment of $10 million for fees related to the termination of certain referral agreements (4.6x estimated June'19 TTM Adjusted Net Income equal to $33.1 million[7], significant discount to 10-15x valuation of publicly traded asset managers[8])*
	    ▪ *~60% / 40% cash to stock consideration*
	  ▪ *~$907 million of Combined Companies Members' Equity[9] following October 1, 2019 redemption date (Broadmark Company Members' last redemption opportunity prior to closing)*
	    ▪ *Well above minimum Combined Companies Members' Equity hurdle of $800 million as determined in the Merger Agreement*

USE OF PROCEEDS	▪ Transaction proceeds will be used to pay portion of Management Companies' purchase price, the warrant amendment payment, investor redemptions, if any, and transaction fees and expenses ▪ Remaining proceeds, currently estimated to be $229 million, will be invested into new loans[11]
MANAGEMENT AND BOARD	▪ Current Broadmark management to continue to run the business ▪ Joseph Schocken and Jeffrey Pyatt will serve on the board of directors of the combined company; Trinity's Sponsor to appoint 2 out of 7 directors

BROADMARK

Note: All information presented is on an unaudited and cash basis. Forward looking statements are subject to significant risks and uncertainties. See "Disclaimer" and 'Appendix II". Financial information was not prepared in accordance with SEC rules and GAAP.
Note: See Appendix VIII for footnotes

6

 Broadmark Overview  Section 1

BROADMARK REALTY CAPITAL OVERVIEW

- ~$1.5 billion[5] internally managed unlevered mortgage REIT making short-term, high yielding, highly-secured loans to real estate developers / investors:
  - *~$2.0 billion face amount of loans originated since inception comprising 1,005 loans[12]*
  - *~$1.1 billion total current face amount of loans, of which ~$722 million is funded[12]*
  - *264 active loans to over 200 borrowers across 10 states and DC[12][13]*
  - *16.8% annualized weighted average all-in loan rate[4][12]*
  - *$4.1 million average loan size and 10.1 month weighted average initial term[12][14]*
  - *$229 million in cash post transaction to fund ~$200 million loan pipeline in existing active markets (5 states)[11][12]*
- Capitalizes on significant demand for construction financing previously provided by commercial banks
- Target geographic markets exhibiting favorable demographic trends and primarily non-judicial foreclosure laws
- Rigorous underwriting and strict loan processes
  - *Maximum loan-to-value ("LTV") of up to 65% of the appraised value of the underlying collateral as determined by independent appraiser at the time of the origination[15]*
  - *Minimal loss history, ~$0.4 million, or ~0.02% of total loans, in realized losses since inception[12][16]*
- Conservative balance sheet with 100% equity capitalization
- Proven 100+ month track record of delivering unlevered annualized distributions of 10-11% paid monthly
- Experienced, well-regarded senior leadership with over 100 years of combined experience
- Significant avenues for future growth including continued expansion in existing and new geographies and private capital raising

BROADMARK

Note: See Appendix VIII for footnotes

8

   Proven track record of delivering consistent unlevered annualized distributions of 10-11% paid monthly(12)(17) via a diversified portfolio of loans  Significant avenues for future growth including continued expansion in existing and new geographies and increased access to capital while utilizing no debt through an internally managed structure  Strong growth track record: private capital raising record for real estate lending through a broad network of real estate investors and relationships with over 50 Registered Investment Advisors (“RIAs”)  Targets states with favorable demographic trends and primarily non-judicial foreclosure laws: currently has loans in ten states plus the District of Columbia(13) and is planning select expansion into additional states providing significant growth opportunity  Investment Highlights  7  Highly profitable lender with a strong management team with multi-year track record   Established competitive advantage through its reputation and proprietary network to source high-quality loans with sizable origination fees and double digit stated rates at low LTVs  1  2  3  4  5      6  Minimal losses incurred since inception  Note: See Appendix VIII for footnotes

   1. PROVEN Track record  Rapid AUM Growth + Steady 10-11% Distributions(18)(19)    2010   Year Founded  $0.9 billion  Members’ Equity(9)  65%  Maximum LTV(15)  10-11%  Unlevered Annualized Distributions  264  Active Loans in Ten States and DC(13)  Seattle  Corporate Headquarters  Key Facts  40  Team Members  $2.0 billion  Originations Since Formation(13)  $0  DebtOutstanding  Significant Revenue Growth  $33.1 million  Management Companies Adjusted Net Income June 2019 TTM(7)  Avg. 12 Mo. Yield    PBRELF I   10.9%  BRELF II  11.1%  Note: See Appendix VIII for footnotes

1. PROVEN TRACK RECORD (CONT'D)

Historical Monthly Cash Distributions

PBRELF I

	Jan	Feb	Mar	April	May	June	July	Aug	Sep	Oct	Nov	Dec	Avg.	Year
2010								0.98%	0.95%	0.90%	0.33%	0.90%	0.81%	4.06%
2011	0.94%	0.85%	0.97%	0.84%	0.93%	0.96%	0.89%	0.92%	0.88%	0.88%	0.92%	0.87%	0.90%	10.84%
2012	0.94%	0.99%	0.93%	0.90%	0.95%	1.00%	0.87%	0.95%	0.94%	0.88%	0.98%	0.91%	0.94%	11.23%
2013	0.95%	0.90%	0.94%	0.94%	0.94%	0.97%	0.93%	0.93%	0.95%	0.99%	0.91%	1.37%	0.98%	11.70%
2014	0.95%	0.84%	0.85%	0.92%	0.95%	0.96%	0.92%	1.06%	0.97%	1.00%	0.94%	0.95%	0.94%	11.31%
2015	0.99%	1.00%	0.97%	0.95%	0.97%	0.93%	0.89%	0.86%	0.82%	0.84%	0.85%	1.03%	0.92%	11.10%
2016	0.86%	0.85%	0.86%	0.84%	0.93%	0.83%	0.86%	0.91%	0.88%	0.94%	0.83%	0.87%	0.87%	10.46%
2017	0.82%	0.81%	0.83%	0.80%	0.82%	0.84%	0.85%	0.87%	0.82%	0.84%	0.89%	0.86%	0.84%	10.03%
2018	0.94%	0.91%	0.88%	0.84%	0.85%	0.86%	0.85%	0.91%	0.84%	0.96%	0.97%	0.87%	0.89%	10.68%
YTD19	0.92%	0.83%	0.94%	0.86%	0.94%	0.83%							0.89%	5.32%



PBRELF I AUM
PBRELF I Monthly Yield
Monthly Yield
AUM ($mm)
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
$450
$400
$350
$300
$250
$200
$150
$100
$50
-
Aug-10
Nov-11
Feb-13
May-14
Aug-15
Nov-16
Mar-18
Jun-19

BRELF II

	Jan	Feb	Mar	April	May	June	July	Aug	Sep	Oct	Nov	Dec	Avg.	Year
2010														
2011														
2012														
2013														
2014					1.54%	0.85%	0.99%	0.80%	0.79%	0.94%	0.90%	0.88%	0.96%	7.69%
2015	0.84%	0.87%	0.90%	0.88%	0.87%	0.99%	0.99%	0.94%	0.85%	0.92%	0.90%	0.90%	0.90%	10.85%
2016	0.92%	0.95%	1.01%	0.95%	0.98%	0.98%	0.96%	0.91%	0.92%	0.92%	0.92%	0.94%	0.95%	11.36%
2017	0.95%	0.91%	0.96%	0.99%	0.98%	0.91%	0.88%	0.85%	0.87%	0.84%	0.90%	0.94%	0.91%	10.97%
2018	0.84%	0.88%	0.88%	0.92%	1.02%	1.02%	1.03%	0.93%	0.95%	0.93%	0.95%	0.93%	0.94%	11.28%
YTD19	0.89%	0.83%	0.98%	0.94%	1.00%	0.95%							0.93%	5.60%



BRELF II AUM
BRELF II Monthly Yield
Monthly Yield
AUM ($mm)
1.8%
1.6%
1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
May-14
Jan-15
Sep-15
Apr-16
Dec-16
Jul-17
Mar-18
Oct-18
Jun-19

BROADMARK

Note: As of June 30, 2019. Figures are unaudited and reflect average cash distributions and year, assume reinvestment, and are net of fees

11

2. ESTABLISHED COMPETITIVE ADVANTAGE…


Reliable Funding Source
Deep Market Knowledge
Highly Responsive
Consistent / Predictable

- No leverage
- Deep market intelligence cultivated over many years
- Consistent availability of capital has underscored borrower trust as a reliable funding source
- Extensive network of developer relationships with over 500 borrowers since inception
- Significant repeat business – approximately 65% of loans in PBRELF I and BRELF II have been to repeat borrowers[20]
- Borrowers willing to pay premium loan pricing in return for certainty of execution
- Rigid but predictable loan funding process
- Borrowers that meet loan deliverables have high confidence in accessing capital
- Ability to fund draws expeditiously is a key competitive factor

BROADMARK

Note: See Appendix VIII for footnotes

12

2. …AND DIFFERENTIATED HIGH-YIELDING GROWTH OPPORTUNITY

- Alternative unlevered credit-focused strategy generating a double digit dividend yield with limited correlation to broader equity capital markets
- Provides significant growth opportunity to generate additional fee income
  - *Successful track record of raising capital privately for real estate lending*
- High quality unlevered double digit yielding portfolio supports book value
- Attractive 16%+ annualized weighted average all-in unlevered loan rate (fixed rate) provides earnings stability(4)
- Targeting fixed-rate loans with short-term maturities provides multiple benefits
  - *Mitigates interest rate risk due to faster re-pricing ability for shifts in market interest rates*
  - *Unlike Commercial Real Estate ("CRE") Mortgage REIT comparables' LIBOR-based lending programs, fixed-rate loans avoid exposure to decreases in LIBOR resulting in Net Interest Margin compression for comparables*
  - *Superior buffer on any collateral price declines versus long-dated loans*

BROADMARK

Note: See Appendix VIII for footnotes

13

3. TARGET STATES WITH FAVORABLE DEMOGRAPHIC TRENDS…

- Following the 2008 recession, Americans have increasingly migrated out of high cost states (e.g. NY, IL, CA) to lower cost states
- Since April 2010, the top 10 states in population growth have experienced net domestic migration[21] of 4.5 million while the bottom 10 have lost 4.2 million
- Major factors contributing to these migration trends include better affordability, job growth, lower housing costs and taxes, among others
- Population growth has led to rising demand for housing and resulted in increased construction activity


Broadmark
States

		Net Domestic	Broadmark	Current Face Amount[22]	
No.	State	Gain / (Loss)[21]	State	$ (in mm)	% of Total
	Top 10 Largest Net Gain				
1	Florida	1,160,387	✓	$0.5	0.0%
2	Texas	1,019,434	✓	100.5	9.3%
3	North Carolina	402,389	✓	13.6	1.3%
4	Arizona	362,015	–	–	–
5	Colorado	321,782	✓	233.3	21.7%
6	South Carolina	314,775	✓	0.4	0.0%
7	Washington	295,480	✓	351.3	32.6%
8	Tennessee	219,385	✓	–	–
9	Oregon	206,712	✓	73.2	6.8%
10	Georgia	205,405	✓	8.4	0.8%
	Total Top 10	4,507,764		$781.2	72.5%


Net Domestic Loss
Net Domestic Gain
-1,197,600
-350,000
0
+350,000
+1,160,387

Source: US Census Bureau, Population Division. "Table 4. Cumulative Estimates of the Components of Resident Population Change for the United States, Regions, States, and Puerto Rico: April 1, 2010 to July 1, 2018 (NST-EST2018-04)." December 2018
Note: See Appendix VIII for footnotes

BROADMARK
14

    Current Face Amount(22)     State    $ (in mm)    % of Total   Primarily Non-Judicial      Washington  $351.3   32.6%   Utah  261.3   24.3%   Colorado  233.3   21.7%   Texas  100.5   9.3%   Oregon  73.2   6.8%   Idaho  32.2   3.0%   North Carolina  13.6   1.3%   Georgia  8.4   0.8%   Other (MD, TN, VA)  –   –   Total Primarily Non-Judicial  $1,073.7   99.7%         Primarily Judicial      DC, SC, FL, PA  3.4   0.3%         Total  $1,077.2   100.0%   3. …and STATES WITH non-judicial FORECLOSURE LAWS  Primarily Non-Judicial Foreclosures  Primarily Judicial Foreclosures  Broadmark has strategically expanded its footprint primarily to states that have non-judicial foreclosures statutesEfficient access to collateral real estate is key to preserving value and timely access to eventual liquidity  Source: Nolo.com. “Chart: Judicial v. Non-judicial Foreclosures.” Note: Not shown in the map above are Alaska and Hawaii, which are primarily non-judicial and judicial, respectivelyNote: See Appendix VIII for footnotes                                                                                                                                                                    Broadmark States

4. MANAGEMENT TEAM WITH MULTI-YEAR TRACK RECORD

Broadmark's principals have over 100 years of combined real estate & financial services experience

Title at Closing	Years in Industry	Experience
Joseph Schocken Chairman	40	• Founder and President of Broadmark Capital, LLC • Co-Founder of Broadmark Real Estate Lending Companies
Jeffrey Pyatt Chief Executive Officer	30	• Co-Founder of Broadmark Real Estate Lending Companies • Private Lenders Group • Moss Adams LLP
Adam Fountain Executive Vice President – Private Capital Markets	20	• Broadmark Capital, LLC • Broadmark Real Estate Lending Companies • L.E.K. Consulting
Joanne Van Sickle Controller	36	• Private Lenders Group • Touche Ross
Bryan Graf Executive Vice President – Pacific Northwest	10	• Ewing and Clark, Inc.
Tom Gunnison Executive Vice President – Mountain West	10	• Re/Solve Funding • The Hustead Law Firm
Jordan Siao Executive Vice President – Southeast	6	• Colony Capital
Brian Dubin Executive Vice President – Mid-Atlantic	13	• BlueWater Funding • First Madison Mortgage Corporation

BROADMARK

16

5. SIGNIFICANT OPPORTUNITIES FOR FUTURE GROWTH

	Capital Sources			Capital Use
Strategy	Excess Cash	Additional Capital	Private REITs	Grow Loan Portfolio
Expected Timing	2 Quarters Post Close	Opportunistic	Q1 2020	Opportunistic
Tactics	▪ Fund ~$200 million loan pipeline containing opportunities in existing active markets (5 states)(12) ▪ Expand into cash constrained new markets (currently 10 states and D.C.)(12)(13)	▪ Target accretive public company equity issuances through potential follow-on offerings or at-the-market offerings	▪ Pursue opportunistic private capital raises for real estate lending ▪ Accretive management fee income to Broadmark Realty	▪ Increase market share in current geographies ▪ Select expansion into new markets

BROADMARK

17

6. STRONG GROWTH TRACK RECORD

- Leading provider of construction, land and development loans
- Long history of raising private capital for real estate lending:
  - *Raised an average of ~$35 million per month in new capital during the last 12 months[23]*
  - *Over $950 million raised since inception[12]*
  - *~36% of cumulative distributions reinvested[12]*
  - *Cumulative redemptions <10% of total capital raised[12]*
- Broad network of real estate investors and relationships with over 50 RIAs[12]
- Going forward, in addition to maintaining an internally managed REIT, Broadmark intends to use its network to launch a private real estate company "Private REIT" that will generate management fees

Strong Growth Track Record



PBRELF I
BRELF II
BRELF III
BRELF IV
Members' Equity ($mm)
$900
$800
$700
$600
$500
$400
$300
$200
$100
–
$166
$251
$382
$683
$864
2015A
2016A
2017A
2018A
June '19

PBRELF I
- Established in 2010
- Focus on Pacific Northwest (WA, OR, ID)
- $400 million members' equity[12]
- $457 million current total face amount of loans[12]

BRELF II
- Established in 2014
- Focus on Mountain West (CO, TX, UT)
- $443 million members' equity[12]
- $595 million current total face amount of loans[12]

BRELF III
- Established in 2018
- Focus on Southeast (FL, GA, NC, SC, TN)
- $19 million members' equity[12]
- $23 million current total face amount of loans[12]

BRELF IV
- Established in 2019
- Focus on Mid-Atlantic (DC, MD, PA, VA)
- $2.4 million members' equity[12]
- $2.5 million current total face amount of loans[12]

BROADMARK

Note: See Appendix VIII for footnotes

18

7. MINIMAL LOSSES INCURRED SINCE INCEPTION

- Focus on capital preservation and growth
- Rigorous underwriting has resulted in minimal loss history since inception
- Of the 1,005 loans made since 2010, a total of 33 loans (~3.0% or $58.6 million of total) have been placed into default(24)(25)
  - *20 loans(24) (comprising ~$26.5 million or 45% of total defaults) were resolved with no principal loss to Broadmark(25); the Company Group earned $7.4 million on those loans*
  - *Three (3) real estate owned ("REO") properties, currently carried at ~$5.6 million(24)*
  - *Two (2) loans that are partially resolved with one secured by a 2nd deed-of-trust ("DoT") with a current balance of $2.9 million(24)*
  - *Five (5) loans in default with an aggregate principal balance outstanding of $11.7 million(24)*
  - *Only three (3) loans have resulted in an actual principal loss totaling ~$0.4 million, or ~0.02% of all loans(24)*

Current Portfolio Performance(24)



Performing Loans 97.4%
In Default 1.0%
Current REO/ Partially Resolved 1.6%

Loan Performance Since Inception(24)



Cumulative Defaults/REO/Other
Cumulative Total Face Amount
% Default

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
Cumulative Total Face Amount	$1.7	$9.2	$35.4	$72.7	$172.2	$325.6	$525.3	$947.8	$1,648.2	$1,972.6
Cumulative Defaults/REO/Other (25)	–	–	$1.0	$1.0	$1.0	$1.3	$6.9	$28.7	$54.6	$58.6
% Default	–	–	2.9%	1.4%	0.6%	0.4%	1.3%	3.0%	3.3%	3.0%

BROADMARK

Note: $ in millions. Reflects total face amount originated as of June 30, 2019. All figures are unaudited
Note: See Appendix VIII for footnotes

19

SUMMARY LOAN OVERVIEW

Property Types

- For Sale Residential
- For Rent Residential
- Commercial / Other
- Horizontal Development
- Raw Land

Loan Purpose

- Vertical Construction
- Horizontal Development
- Investment

Summary Loan Terms

	Typical Terms	Current Portfolio[26]
Loan Size:	$500k to $20.0 million	$4.1 million
Initial Loan Term:	3-18 months	10.1 months
Interest Rate:	10.0% - 13.0%	12.0%
Initial Origination Fee:	3.0% - 5.0% (4.0% - 6.0% per annum)	3.5% (4.7% per annum)
Total Annual All-in Loan Rate:	16.0% - 19.0%	16.8%
Maximum LTV:	65% of completed value	<65%[27]
Extension Term:	1-3 months	✓
Extension Fee:	0.35% - 1.5%	✓
Loan Ranking:	First Deed of Trust	✓
Personal Guarantee:	Required on all loans	✓

BROADMARK

Note: This summary is intended as an overview of typical loan terms. Specific loan terms may vary as determined by management
Note: See Appendix VII for definitions of property classifications and loan purpose
Note: See Appendix VIII for footnotes

20

RIGOROUS AND RESPONSIVE UNDERWRITING PROCESS

- Strict underwriting process to manage downside risk exposure
- All loans hold first position deeds of trust, have personal guarantees and are subject to a maximum of 65% LTV
- All loans are discussed and approved unanimously by the Loan Review Committee

Loan Approval Process

Loan Request Received → Regional Office Commences Underwriting → Preliminary Term Sheet *(Within 48 Hours of Receipt of All Underwriting Information)* → Review and Approval by Loan Review Committee → Loan Approval and Funding *(Within 5 Days of Preliminary Term Sheet)*

A sample list of materials required for underwriting:

Borrower Provided Information

- ✓ Credit Application
- ✓ Operating Agreement
- ✓ Business Financials
- ✓ Business Tax Returns
- ✓ Guarantor Financials
- ✓ Guarantor Tax Returns
- ✓ Background Check

Collateral Confirmation

- ✓ Site visit by a Broadmark team member
- ✓ Independent Appraisal Report
- ✓ Preliminary Title Report
- ✓ Purchase & Sale Agreement
- ✓ Itemized Budget Review
- ✓ Building Permit, Plans, Specs
- ✓ Borrower’s Marketing Plans
- ✓ Tax Records & Property Info
- ✓ Title Insurance

BROADMARK

21

   Collection    Receivable Accounting    Customer Service  Loan servicing overview  Loan Servicing Department comprises three functions:  Company and Borrower Agree on Construction Budget  Construction Loan Servicing Process  Interest & Construction Reserve is Held Back  Each Construction Milestone Achieved Leads to an In-Person Inspection  Executed County and City Inspections Required  Collected Lien Releases From All Vendors and Sub-Contractors          Construction Holdback Reviewed and Discretionary Funds are Disbursed    Total Loan Commitments(28)(29)  $ in millionsNote: See Appendix VIII for footnotes

 Loan overview by property Classification  Current Portfolio(29)(30)  Total Annual Originations - Past 5 Years(29)(31)  Retired Portfolio(29)(30)  $ in millionsNote: See Appendix VII for definitions of property classifications and loan purposeNote: See Appendix VIII for footnotes     #Loans  Face Amount  For Sale Residential  140   $422.0   For Rent Residential  26   208.3   Commercial/Other  25   144.9   Horizontal Development  45   213.8   Raw Land  28   88.2   Total  264   $1,077.2      #Loans  Face Amount  For Sale Residential  461   $391.5   For Rent Residential  82   244.6   Commercial/Other  69   104.0   Horizontal Development  73   78.5   Raw Land  51   59.4   Total  736   $878.1

    #Loans  Face Amount  Vertical Construction  172   $744.9   Horizontal Development  38   201.5   Investment  54   130.7   Total  264   $1,077.2   Loan overview BY loan purpose  Current Portfolio(29)(30)  Total Annual Originations - Past 5 Years(29)(31)  Retired Portfolio(29)(30)     #Loans  Face Amount  Vertical Construction  494   $624.0   Horizontal Development  34   45.5   Investment  208   208.5   Total  736   $878.1   $ in millionsNote: See Appendix VII for definitions of property classifications and loan purposeNote: See Appendix VIII for footnotes

    #Loans  Face Amount  WA  461   $551.5   CO  52   60.0   UT  144   143.0   TX  6   23.6   Other (5 state)   73   99.9   Total  736   $878.1   Loan overview BY state  Retired Portfolio(29)(30)  Current Portfolio(29)(30)  Total Annual Originations - Past 5 Years(29)(31)     #Loans  Face Amount  WA  91   $351.3   CO  61   233.3   UT  33   261.3   TX  14   100.5   Other (5 state)   65   130.8   Total  264   $1,077.2   $ in millionsNote: See Appendix VIII for footnotes

LOAN OVERVIEW BY TOTAL TERM AND SIZE

Current Portfolio – Face Amount by Total Term[29][30][32]

Avg. Loan Size ($mm)	$4.1
Weighted Avg. Total Term (mo.)	16.7


Number of loans
Face Amount ($mm)
$42.2
26
0 - 6 months
$330.6
93
6 - 12 months
$376.3
69
12 - 18 months
$190.9
35
18 - 24 months
$74.1
18
24 - 30 months
$51.8
18
30+ months

Current Portfolio – Face Amount by Loan Size[29][30][32]


Number of loans
Face Amount ($mm)
$39.3
81
Less than $1.0m
$69.7
47
$1.0m - $2.0m
$71.6
30
$2.0m - $3.0m
$157.6
40
$3.0m - $5.0m
$221.2
31
$5.0m - $10.0m
$506.5
30
Over $10.0m

Retired Portfolio – Face Amount by Total Term[29][30][32]

Avg. Loan Size ($mm)	$1.2
Weighted Avg. Total Term (mo.)	15.1


$123.5
189
0 - 6 months
$270.1
259
6 - 12 months
$244.6
158
12 - 18 months
$130.0
56
18 - 24 months
$62.1
38
24 - 30 months
$47.8
36
30+ months

Retired Portfolio – Face Amount by Loan Size[29][30][32]


$192.1
493
Less than $1.0m
$195.6
137
$1.0m - $2.0m
$88.7
36
$2.0m - $3.0m
$168.7
43
$3.0m - $5.0m
$120.3
19
$5.0m - $10.0m
$112.6
8
Over $10.0m

BROADMARK

$ in millions
Note: See Appendix VIII for footnotes

26

   Proven track record of delivering consistent unlevered annualized distributions of 10-11% paid monthly(12)(17) via a diversified portfolio of loans  Significant avenues for future growth including continued expansion in existing and new geographies and increased access to capital while utilizing no debt through an internally managed structure  Strong growth track record: private capital raising record for real estate lending through a broad network of real estate investors and relationships with over 50 Registered Investment Advisors (“RIAs”)  Targets states with favorable demographic trends and primarily non-judicial foreclosure laws: currently has loans in ten states plus the District of Columbia(13) and is planning select expansion into additional states providing significant growth opportunity  Investment Highlights  7  Highly profitable lender with a strong management team with multi-year track record   Established competitive advantage through its reputation and proprietary network to source high-quality loans with sizable origination fees and double digit stated rates at low LTVs  1  2  3  4  5      6  Minimal losses incurred since inception  Note: See Appendix VIII for footnotes

 Financial Overview  Section 2

SUMMARY FINANCIAL OVERVIEW

Total Revenues



Broadmark Historical Combined
Pro Forma Broadmark Realty(33)
Total Revenue ($mm)
$240
$200
$160
$120
$80
$40
$0
$35.2
$52.2
$95.8
$132.7
$141.2
$189.7
$197.0
$216.7
2016A
2017A
2018A
1H'19 Ann.
PF 1H'19 Ann.
PF 1H'19 Run Rate(34)
2020E
2021E
Interest Income
Fee Income
Management Fee - Private REITs

Non-GAAP Core Earnings(61)(62)



Broadmark Historical Combined
Pro Forma Broadmark Realty(33)
Core Earnings ($mm)
$200
$160
$120
$80
$40
$0
$31.3
$46.8
$87.1
$119.3
$126.8
$173.3
$176.5
$192.7
2016A
2017A
2018A
1H'19 Ann.
PF 1H'19 Ann.
PF 1H'19 Run Rate(34)
2020E
2021E

Average Members' Equity & ROE(35)(36)



Broadmark Historical Combined Companies
Pro Forma Broadmark Realty(33)
Average Members' Equity ($mm)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
ROE
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
$208.4
$316.4
$532.3
$773.5
$936.0
$1,298.9
$1,303.3
$1,312.5
10.8%
10.0%
10.7%
11.0%
12.8%
12.8%
13.2%
14.2%
2016A
2017A
2018A
1H'19 Ann.
PF 1H'19 Ann.
PF 1H'19 Run Rate(34)
2020E
2021E
Average Members' Equity
ROE

BROADMARK

Note: 1H'19 historical period is not audited. Includes Core Earnings, a Non-GAAP financial measure. Does not represent pro forma financial information presented in accordance with Article II of Regulation S-X or other SEC rules relating to presentation of pro forma financial information. Projections and other forward looking statements are subject to significant risks and uncertainties. See "Disclaimer" and "Appendix II" for further information

Note: See Appendix VIII for footnotes

29

INTERNAL MANAGER TO DRIVE DIVIDEND & BOOK VALUE GROWTH

INTERNALLY MANAGED PLATFORM	▪ Internalization offers REIT significant economies of scale going forward
	▪ Acquisition of Broadmark's Management Companies generating in excess of $33.1 million[7] in net income
	▪ Significant manager value creation expected to be captured by public shareholders instead of external manager
	    ▪ *Managers of permanent public capital trade at high revenue and P/E multiples (see slide 39)*
	    ▪ *~$100+ million of anticipated imbedded value that would otherwise accrue to external manager / sponsor*

NEW LOANS	▪ Each $100 million of new loans funded with available cash on the Balance Sheet creates opportunity to: ▪ *Generate up to ~$0.12 per share[37] of additional unlevered free cash flow* ▪ Broadmark Realty expected initially to have ~$229 million[38] to invest in new loans
CASH FLOW REINVESTMENT	▪ Invest retained cash flow into new loans to drive cash flow and book value accretion ▪ Each $10 million of reinvested cash flow expected to: ▪ *Drive up to ~$1.7 million or ~$0.012 per share[37] cash flow accretion*
MANAGED PRIVATE REIT	▪ Accretive fees expected to be paid to Broadmark Realty to grow dividend and/or book value ▪ Each $100 million of external capital expected to generate ~$6.0 million in recurring net management fee income and ~$5.0 million / $0.04 per share of additional incremental Core EPS for Broadmark Realty ▪ Nominal incremental capital costs associated with cash flow accretion

BROADMARK

Note: All information presented is on an unaudited and cash basis. Forward looking statements are subject to significant risks and uncertainties. See "Disclaimer." Does not represent pro forma financial information prepared in accordance with SEC rules and GAAP. See "Appendix II" for further detail
Note: See Appendix VIII for footnotes

30

 Transaction Overview  Section 3

TRANSACTION STRUCTURE

- Transaction structure is expected to provide opportunity to raise future private REITs, outside of the mortgage REIT, through a new subsidiary of the mortgage REIT that would realize management fee revenue
- Broadmark Realty is expected to have a public market capitalization of ~$1.5 billion[5][39], no debt and to target initial annual dividend of $1.15 - $1.20 per share[6]
- Broadmark Realty will be organized as a Maryland REIT



Broadmark Officers, Directors and Employees
Trinity Sponsor
Former Preferred Unitholders of the Companies I-IV(40)
Former Trinity Public Shareholders
Investors in the Private Placement (Farallon)
Trinity Sub Inc. / Broadmark Realty Capital
Trinity Merger Sub II (Companies I-IV)(3)
Trinity Merger Corp. (TRS)
Future Preferred Members
Management Agreements
Management Fees
Future Private Real Estate Lending Cos

Note: Forward looking statements are subject to significant risks and uncertainties. See "Disclaimer"
Note: See Appendix VIII for footnotes

32

 transaction summary  Anticipated Post-Business Combination Capitalization               Projected Summary Financials                                    1H’19 Annualized                              Fully InvestedRun Rate(44)                  Initial    Market                CY 2020E  CY 2021E        Book Value(41)    Value    Revenue        $190.2  $189.7    $197.0    $216.7   Shares (millions)           139.7     Net Income        166.9  $166.4   $172.6   $186.5   Reference Price(1)           $10.45     Per Share        $1.19   $1.19    $1.23    $1.33   Equity Value       $1,298.9      $1,459.7                     Price / Book Value(41)           1.12 x    Core Earnings        $173.8  $173.3   $176.5   $192.7                 Per Share        $1.24   $1.24    $1.26    $1.37   plus: Debt       -      -         Payout Ratio            less: Cash       (229.4)     (229.4)    Illustrative Dividend per Share    95%    $1.18   $1.18    $1.20    $1.30   plus: Net Debt       ($229.4)     ($229.4)                                  At Reference Price ($10.45 per Share)(1)                Enterprise Value       $1,069.5     $1,230.4     Implied Dividend Yield        11.3%   11.3%    11.5%    12.5%                 Implied P/E Ratio (Based on Core EPS)        8.4x  8.4x  8.3x  7.6x                                Anticipated Sources & Uses              Anticipated Post-Business Combination Ownership(45)                                              Sources                          Shares  % of Total  SPAC Cash(42)          $360.8     Company Group’s Unitholders             86.8    62.1%   PIPE from Farallon           75.0     Trinity’s Public Shareholders             34.5    24.7%   Equity Consideration           971.3     PIPE from Farallon             7.2    5.1%   Total Sources          $1,407.1     Management Companies’ Unitholders(46)             6.4    4.6%                 Trinity Sponsor             4.8    3.5%   Uses              Total Shares             139.7    100.0%   Company Consideration – Equity(9)          $907.0                     Manager Consideration – Equity(43)           64.3     Shareholder Vote and Closing      Expected November 2019          Manager Consideration – Cash(43)           98.2                     Cash to Balance Sheet           229.4                     Cash Payment to Public and PIPE Warrant holders          66.7                    Estimated Transaction Expenses           41.6                     Total Uses          $1,407.1                                                   Note: $ in millions, except per share amounts. Per share values for CY 2020E and CY2021E include increases in share count due to LTIP. Assumes no Trinity’s Public Shareholders and no existing Broadmark Company Members redeem post October 1, 2019Note: All information presented is unaudited and includes non-GAAP financial measures. Does not represent pro forma financial information presented in accordance with Article II of Regulation S-X or other SEC rules relating to presentation of pro forma financial information. Projections and forward looking statements subject to significant risks and uncertainties. See “Disclaimer” and “Appendix II” for further informationNote: See Appendix VIII for footnotes

COMPELLING VALUATION METRICS VS. PEER GROUP

Dividend Yield[47]


11.5%
8.6%
8.8%
Broadmark[47]
Internally Managed
Externally Managed

Price to Book Value[48]


1.12x
1.47x
1.04x
Broadmark[49]
Internally Managed
Externally Managed

2020E P / E


8.3x
10.8x
11.1x
Broadmark[33][50]
Internally Managed
Externally Managed

Debt to Equity[48]


–
1.9x
2.6x
Broadmark
Internally Managed
Externally Managed

Source: SNL Financial
Note: See 'Transaction Summary' on slide 33 and 'Commercial Mortgage REIT Comparables' on slide 38 for further detail. Projections and other forward looking statements are subject to significant risks and uncertainties. See "Disclaimer" and "Appendix II" for further information.
Note: See Appendix VIII for footnotes

34

 Appendix  Section 4

APPENDIX I – ILLUSTRATIVE FULLY INVESTED RUN RATE

	Pro Forma Historicals (Unaudited)[51]			Fully Invested Annualized Run Rate Adjustments[52]				1H 2019 Annualized Fully Invested Run Rate
	PF CY 2018	PF 1H 2019	PF 1H 2019 Annualized	Pre Closing Trinity P&L	Incremental AUM[53][54]	Transaction Excess Cash[54][55]	Additional Expenses[56]	
Revenue								
Interest Income	$63.0	$48.3	$96.7	($8.5)	$13.1	$22.7	-	$124.0
Fee Income	37.4	22.3	44.6	-	7.7	13.4	-	65.7
Total Revenues	**$100.4**	$70.6	$141.2	($8.5)	$20.8	$36.1	$0.0	$189.7
Expense								
Compensation	($4.6)	($3.6)	($7.3)				($4.7)	($12.0)
General & Administrative	(5.1)	(6.0)	(12.1)	3.8			0.9	(7.4)
Loan Loss Reserve	(1.8)	(0.1)	(0.1)				(1.7)	(1.9)
Public Company Expenses							(2.1)	(2.1)
Provision for Income Taxes	(0.9)	(0.9)	(1.9)	1.9				0.0
Net Income	**$88.0**	$59.9	$119.8	($2.8)	$20.8	$36.1	($7.6)	$166.4
Shares Outstanding[57]	104.9	127.6	127.6					139.7
EPS	**$0.84**	$0.47	$0.94					$1.19
Average Investable AUM[58]	$532.3	$773.5	$773.5		$133.4	$229.4		$1,136.4

BROADMARK

Note: $ in millions except shares, except per share items
Note: Excludes any private capital raising assumed to begin January 1, 2020 and generating a 6.00% net management fee
Note: See Appendix VIII for footnotes

36

APPENDIX II – FINANCIAL SUMMARY

	Broadmark Historical Combined[59]		Pro Forma Broadmark Realty			
	CY 2018	1H'19A Annualized	PF 1H'19 Annualized	1H'19 Annualized Fully Invested Run Rate[65]	CY 2020E	CY 2021E
Interest Income	$58.4	$88.2	$96.7	$124.0	$120.0	$123.7
Fee Income	37.4	44.6	44.6	65.7	71.6	73.8
Management Fee - Private REITs[33]	-	-	-	-	5.4	19.1
Total Revenue	$95.8	$132.7	$141.2	$189.7	$197.0	$216.7
Compensation	($3.9)	($6.7)	($7.3)	($12.0)	($12.0)	($14.6)
General & Administrative	(8.3)	(13.5)	(12.1)	(7.4)	(7.4)	(7.5)
Loan Loss Reserve	(1.8)	(0.1)	(0.1)	(1.9)	(1.9)	(2.0)
Public Company Expenses	-	-	-	(2.1)	(2.1)	(2.1)
Total Operating Expenses	($14.0)	($20.3)	($19.5)	($23.3)	($23.3)	($26.2)
Income Tax[60]	(0.1)	-	(1.9)	-	(1.1)	(4.0)
Net Income	$81.8	$112.4	$119.8	$166.4	$172.6	$186.5
Adjustment for Broker/Dealer Commissions[61]	$4.6	$6.2	$6.2	$6.2		
Adjustment for Non-cash Expenses[62]	2.3	2.2	2.2	2.2	3.9	6.1
Continuing Broker/Dealer Expenses[61]	(1.5)	(1.5)	(1.5)	(1.5)		
Non-GAAP Core Earnings	$87.1	$119.3	$126.8	$173.3	$176.5	$192.7
Management Fee - Private REITs[33]					$5.4	$19.1
Operating Expenses					-	-
Net Taxable TRS Income					$5.4	$19.1
Combined Companies	$65.8	$97.0				
Combined Managers[63]	36.6	45.3				
Eliminations[64]	(6.6)	(9.6)				
Total Revenue	$95.8	$132.7				

BROADMARK

Note: $ in millions.
Note: All information presented is unaudited and includes non-GAAP financial measures. Does not represent pro forma financial information presented in accordance with Article II of Regulation S-X or other SEC rules relating to presentation of pro forma financial information. Projections and forward looking statements are subject to significant risks and uncertainties. See "Disclaimer" for further information
Note: See Appendix VIII for footnotes

37

APPENDIX III - COMMERCIAL MORTGAGE REIT COMPARABLES

Name	Ticker	Price 9/27/2019	Market Cap	Ent. Value	Annualized Dividend (MRQ) $	Annualized Dividend (MRQ) Yield	2019E Div. Payout Ratio	BV / Share	Prem./ (Disc.) to BV	P/E Multiple 2019E	P/E Multiple 2020E	Debt / Equity
Internally Managed												
Ladder Capital Corp	LADR	$17.23	$1,854	$6,429	$1.36	7.9%	82.5%	$13.63	1.26x	10.4x	10.1x	2.8x
Arbor Realty Trust, Inc.	ABR	13.01	1,227	5,728	1.12	8.6%	88.2%	9.83	1.32x	10.2x	10.5x	3.6x
Sachem Capital Corp.	SACH	4.73	103	123	0.48	10.1%	111.6%	3.22	1.47x	11.0x	9.5x	0.3x
Manhattan Bridge Capital, Inc	LOAN	6.32	61	84	0.48	7.6%	106.7%	3.43	1.84x	14.0x	13.2x	0.7x
Internal Average	4					8.6%	97.2%		1.47x	11.4x	10.8x	1.9x
Externally Managed												
Starwood Property Trust, Inc.	STWD	$24.30	$6,840	$17,981	$1.92	7.9%	102.7%	$16.49	1.47x	13.0x	11.0x	2.3x
Blackstone Mortgage Trust, Inc.	BXMT	35.74	4,799	15,396	2.48	6.9%	92.1%	27.91	1.28x	13.3x	13.5x	2.8x
Colony Credit Real Estate, Inc.	CLNC	14.46	1,859	8,071	1.74	12.0%	NM	19.70	0.73x	12.9x	8.4x	2.2x
Apollo Commercial Real Estate Finance, Inc.	ARI	19.13	2,937	5,823	1.84	9.6%	99.3%	17.40	1.10x	10.3x	10.2x	1.1x
KKR Real Estate Finance Trust Inc.	KREF	19.50	1,120	5,957	1.72	8.8%	104.6%	19.54	1.00x	11.9x	11.1x	4.5x
TPG RE Finance Trust, Inc.	TRTX	19.84	1,470	5,704	1.72	8.7%	99.1%	20.08	0.99x	11.4x	11.3x	2.9x
Granite Point Mortgage Trust Inc.	GPMT	18.84	1,033	3,673	1.68	8.9%	112.0%	18.74	1.01x	12.6x	11.8x	2.7x
Ready Capital Corporation	RC	15.92	707	3,625	1.60	10.1%	104.6%	16.35	0.97x	10.4x	9.4x	3.8x
Exantas Capital Corp.	XAN	11.40	358	2,367	0.90	7.9%	83.3%	14.06	0.81x	10.6x	9.3x	3.5x
Ares Commercial Real Estate Corporation	ACRE	15.28	437	1,656	1.32	8.6%	95.7%	14.75	1.04x	11.1x	10.9x	2.9x
Jernigan Capital, Inc.	JCAP	19.78	436	697	1.40	7.1%	73.7%	19.03	1.04x	10.4x	14.7x	0.4x
External Average	11					8.8%	96.7%		1.04x	11.6x	11.1x	2.6x

Source SNL Financial
Note: $ in millions, except per share items. Balance Sheet data and Income Statement data as of June 30, 2019 unless otherwise noted

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APPENDIX IV – ASSET MANAGER COMPARABLES

Name	Ticker	Price 9/27/2019	Market Cap	Ent. Value	AUM MRQ	Dividend Yield MRQ	Revenue Multiple 2019E	Revenue Multiple 2020E	P/E Multiple 2019E	P/E Multiple 2020E
Traditional Asset Managers										
BlackRock, Inc.	BLK	$446.13	$70,657	$74,261	$6,842,482	3.0%	5.2x	4.8x	16.3x	14.6x
T. Rowe Price Group, Inc.	TROW	113.03	26,626	25,880	1,125,000	2.7%	4.6x	4.4x	14.6x	13.8x
Invesco Ltd.	IVZ	17.02	7,996	18,854	1,197,800	10.6%	4.3x	3.8x	7.0x	6.3x
Franklin Resources, Inc.	BEN	28.63	14,420	10,852	715,200	3.6%	1.9x	1.9x	NM	10.4x
Affiliated Managers Group, Inc.	AMG	82.94	4,200	7,146	772,200	1.5%	3.2x	3.3x	6.1x	5.7x
SEI Investments Company	SEIC	58.94	8,901	8,267	945,045	2.2%	5.0x	4.8x	NM	16.4x
Eaton Vance Corp.[66]	EV	45.20	4,908	6,881	482,780	3.1%	4.1x	3.8x	13.3x	12.8x
Legg Mason, Inc.	LM	38.36	3,328	5,989	780,200	4.2%	2.1x	2.0x	13.7x	10.6x
Hamilton Lane Incorporated	HLNE	57.50	2,910	2,995	64,304	1.9%	10.4x	8.9x	29.6x	28.8x
Federated Investors, Inc.	FII	32.46	3,156	3,430	502,247	3.3%	2.6x	2.4x	13.1x	11.9x
AllianceBernstein Holding L.P.	AB	29.38	2,839	2,840	539,800	6.7%	0.9x	0.9x	12.2x	10.2x
Virtus Investment Partners, Inc.	VRTS	111.91	777	2,376	105,007	2.0%	4.2x	NA	8.0x	7.3x
Artisan Partners Asset Management Inc.	APAM	28.27	2,200	2,386	113,843	7.8%	3.0x	2.8x	10.6x	9.7x
Cohen & Steers, Inc.	CNS	55.01	2,599	2,584	62,393	2.6%	6.4x	6.0x	22.6x	21.2x
Victory Capital Holdings, Inc.	VCTR	15.86	1,076	1,322	64,077	NM	2.1x	1.5x	6.2x	4.0x
WisdomTree Investments, Inc.	WETF	5.25	797	1,069	60,387	2.3%	4.0x	3.7x	25.0x	21.0x
Waddell & Reed Financial, Inc.	WDR	17.43	1,274	1,243	71,876	5.7%	1.2x	1.2x	10.6x	11.2x
Pzena Investment Management, Inc.	PZN	8.96	628	674	37,300	NM	4.3x	3.9x	12.3x	11.5x
GAMCO Investors, Inc.	GBL	19.46	526	504	36,924	NM	NA	NA	NA	NA
Diamond Hill Investment Group, Inc.	DHIL	135.35	434	359	21,612	NA	NA	NA	NA	NA
Westwood Holdings Group, Inc.	WHG	28.07	237	191	15,388	NM	NA	NM	NA	NA
Hennessy Advisors, Inc.	HNNA	10.56	79	76	5,013	4.2%	NA	NA	NA	NA
Average:	22					4.0%	3.8x	3.5x	13.8x	12.6x
Alternative Asset Managers										
KKR & Co. Inc.	KKR	$27.32	$23,019	$64,652	$205,659	1.8%	NM	NM	10.0x	14.0x
Blackstone Group Inc.	BX	50.22	59,590	77,321	545,482	2.9%	14.7x	11.2x	27.6x	16.2x
Carlyle Group L.P.	CG	25.69	8,767	17,004	222,658	3.0%	8.2x	6.0x	9.9x	10.2x
Apollo Global Management, Inc.	APO	40.06	8,909	12,010	311,862	4.6%	7.4x	6.8x	33.5x	13.4x
Oaktree Capital Group, LLC	OAK	51.52	8,224	15,756	120,368	8.2%	9.7x	9.4x	17.2x	14.5x
Ares Management Corporation	ARES	27.75	6,419	14,975	142,108	4.6%	12.3x	10.2x	37.1x	14.6x
Sculptor Capital Management Inc.	SCU	20.30	944	1,986	33,659	6.3%	3.1x	2.8x	31.3x	4.6x
Average:	7					4.5%	9.2x	7.7x	23.8x	12.5x
Total Average:	29					4.1%	5.2x	4.6x	16.8x	12.6x

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Source SNL Financial
Note: $ in millions, except per share items. Balance Sheet data and Income Statement data as of June 30, 2019 unless otherwise noted
Note: See Appendix VIII for footnotes

39

APPENDIX V: EVOLUTION OF CONSTRUCTION FINANCING LANDSCAPE

- Pre-financial crisis, regional/community banks were the primary providers of construction/hard money loans to smaller, private builders
- Post-financial crisis, bank failures and continuing consolidation significantly narrowed the universe of lenders making construction loans
  - *Since 1992, the number of commercial banks has declined 59%, while savings and loans institutions are down 71%*
  - *Since 1992, the share of total bank assets held by community banks[67] has declined 44% and now represents less than 15%*
- New regulations (Dodd Frank/Basel III) have led to more restrictive loan underwriting and a shift away from construction lending
  - *Remaining banks are emphasizing cash flow-based lending*
  - *Construction lending is, by definition, asset heavy and cash flow light*

Decline in Commercial and Savings Banks



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
Total Institutions
Down 61% since 1992
Down 35% since 2008
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
Commercial Banks
Savings Banks

Declining Community Bank Share of Total Assets[67]



70%
60%
50%
40%
30%
20%
10%
0%
% of Total Assets for Commercial Banks w/ <$10bn Assets
Down 44% since 1992
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

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Source: FDIC. "Statistics at a Glance." December 2018
Note: See Appendix VIII for footnotes

40

APPENDIX VI: STEADY RECOVERY IN HOUSING CONSTRUCTION TRENDS

- Private residential construction spending and housing starts have largely recovered from the post financial crisis lows
- Total housing starts remain below historical averages
- According to Freddie Mac, 1.62 million new housing units are needed annually to meet current demand:
  - *more than 370k additional units more per year than current housing starts*
  - *~2.5 million housing units cumulative shortage*
- The reduction in new supply is evidenced by the median home age having risen to 39 years

Private Housing Starts[68][69]



Housing Starts
Freddie Mac Minimum
US Housing Starts (000s)
2,500
2,000
1,500
1,000
500
0
1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Private Residential Construction Spending ($mm)[70]



Private Residential Spend ($mm)
$700
$600
$500
$400
$300
$200
$100
–
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Annual Housing Need Composition[69]



Housing Units (000)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
–
1,100
300
100
120
1,620
Household Growth
Replace Existing
Second Homes
Other (71)
Total Need

Note: See Appendix VIII for footnotes

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 Appendix VII: definitions of property classifications and loan purpose  Property Classification:For Sale Residential - All for sale residential product including single family homes, townhomes, condominiums and other attached product.For Rent Residential - All rental residential product including multifamily rental apartments and senior housing. Commercial/Other - Non-residential real estate including retail, office, industrial and hotels. Horizontal Development - Vertical construction ready sites with improvements including finished single-family lots, finished townhome lots and multifamily and commercial development sites.Raw Land - Undeveloped land prior to horizontal development.Loan Purpose:Vertical Construction - Loans which utilize at least 20% of face amount to fund vertical construction of residential, commercial and mixed-use properties.Horizontal Development - Loans which do not fund vertical construction and utilize at least 20% of face amount to fund horizontal improvements including: initial site preparation, ground clearing, installing utilities, and road, sidewalk and gutter paving. Investment - Loans which do not fund vertical or horizontal construction including financings of built real estate properties or raw land.

APPENDIX VIII: FOOTNOTES

1. $359 million of total assets held in trust as of June 30, 2019. Reference price based on estimated assets held in trust (per share) as of expected closing date in 4Q 2019. Trust account balance is estimated by inflating the trust account balance as of June 30, 2019 at the 30-day T-Bill rate, net of taxes. Reference price to be confirmed prior to closing as determined by the Merger Agreement
2. Option to increase total investment size to $100 million within 12 months following transaction close. Farallon will also receive 7.2 million of newly issued warrants on the same terms as public warrants in connection with their investment and the Trinity Sponsor will forfeit an equal number of private placement warrants
3. As of June 30, 2019, there are $1,031 million in outstanding loan commitments, net of repayments. Of the $1,031 million, $722 million has been drawn or funded to borrowers
4. Annualized weighted average loan rate as of June 30, 2019. Comprised of origination fees typically ranging from 3.0% to 5.0% (4.0% to 6.0% per annum) and interest rates (10.0% to 13.0% per annum)
5. Pro Forma Equity Value. Assumes no Trinity's public shareholders redeem and reflects Broadmark Company Members' redemptions for the redemption period ended October 1, 2019. See 'Transaction Summary' on slide 33 for further detail
6. Assumes post transaction shares outstanding of 139.7 million
7. Equal to $28.8 million combined Management Companies TTM June 30'19 Net Income adjusted for elimination of commissions expense paid to Broadmark Capital under four financial advisory / investments banking agreements with the Company Group terminating at closing, and the addition of general and administrative expenses related to expenses currently paid by Broadmark Capital which will be incurred by Broadmark Realty post-closing. Unaudited and presented on a non-GAAP cash basis and combined for all Broadmark entities contemplated to be acquired as part of business combination. See "Disclaimer"
8. See "Appendix IV" for further details
9. Consists of $864 million Combined Companies Members' equity as of June 30, 2019 + $43 million net inflow of capital prior to transaction closing
10. Proposed warrant amendment provides that Public and PIPE warrants will become exercisable for 0.25 shares of common stock at a $2.875 exercise price. Sponsor warrants are not receiving the $1.60 cash payment and will continue to be exercisable for 1 share of common stock at a $11.50 exercise price. Post business combination and approval of the proposed warrant amendment, total warrants outstanding will be exercisable for up to 15.6 million shares versus 46.9 million before the proposed amendment
11. See 'Transaction Summary' on slide 33 for further detail
12. As of June 30, 2019
13. As of June 30, 2019, Broadmark has originated loans in 14 states and the District of Columbia since its formation
14. Average loan size based on total face amount
15. As of June 30, 2019, the average LTV across the Company was lower than 65% of the most recent appraisal value available
16. Unaudited; see slide 19 for further detail
17. See slide 11 for further details
18. Chart excludes BRELF III, which began originating loans in February 2018 and had AUM of $18.9 million as of June 30, 2019, and BRELF IV, which began originating loans in May 2019 and had AUM of $2.4 million as of June 30, 2019. Figures presented are unaudited and presented on a non-GAAP cash basis and combined for all Broadmark entities contemplated to be acquired as part of business combination. See "Disclaimer" for further detail
19. 12 month yield is calculated as trailing 12 month cash distributions divided by trailing 12 month average AUM
20. Approximately 70% of BRELF III, which is still in ramp-up, has been repeat business
21. Domestic migration reflects moves where both the origin and the destination are within the United States

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APPENDIX VIII: FOOTNOTES (CONT'D)

22. Reflects the total face amount as of June 30, 2019
23. As of June 30, 2019. Gross amount excluding any redemptions
24. As of June 30, 2019. Presented on a combined basis for all Broadmark entities contemplated as part of business combination
25. Reflects the total face amount for each loan as of the default date. Does not reflect subsequent loan resolutions
26. Reflects the total face amount and other terms as of June 30, 2019 for the current combined loan portfolio. Calculated on a weighted average basis where applicable
27. As of June 30, 2019. Based on the most recent appraisal value available
28. Reflects total loan commitment, net of repayments, as of June 30, 2019
29. Unaudited and presented on a combined basis for all Broadmark entities contemplated to be acquired as part of business combination.
30. Reflects the total face amount as of June 30, 2019. Includes loans in default (5) and excludes REO (3) and (2) partially resolved loans including (1) secured by 2nd DoT
31. Originations exclude loan amendments made in subsequent years
32. Total term includes extensions
33. Assumes $20 million / month in private capital raising starting January 1, 2020 and 6.00% net management fee
34. Reflects Fully Invested 1H'19 Run Rate. See "Appendix I" for details
35. Historical Average Members' Equity and Predecessor Companies ROE reflects Combined Companies only. ROE is calculated as net income divided by Average Members' equity
36. Projected Average Members' equity is based on Book Value. For PF 1H'19, Book Value equal to $773.5 million of Average Members' Equity + $152.5 million Management Companies' acquisition price + $10 million in fees and expenses related to the termination of certain referral agreements. For PF 1H'19 Run Rate, assumes estimated pre closing $907 million Combined Companies Members' Equity + $152.5 million Management Companies' acquisition price + $10 million in fees and expenses related to the termination of certain referral agreements + $229.4 million expected cash on Balance Sheet. See "Transaction Summary" for details
37. Assumes post transaction shares outstanding of 139.7 million. Based upon weighted average all-in annual loan rate of $16.8%
38. Assumes no Trinity's public shareholders and no existing Broadmark Company Members redeem post October 1, 2019
39. Excludes warrants exercisable for up to 15.6 million shares to be outstanding post transaction close
40. PBRELF I, LLC, BRELF II, LLC, BRELF III, LLC, and BRELF IV, LLC
41. Consists of estimated pre transaction closing $907 million Combined Companies Members' equity + $152.5 million Management Companies' acquisition price + $10 million if fees and expenses related to the termination of certain referral agreements + $229.4 million expected cash to the Balance Sheet at closing
42. Represents $358.7 million cash and marketable securities in Trust Account as of June 30, 2019 plus estimated $2.1 million of net interest income (based on 30-day T-Bills rate) received until estimated closing date. The closing is expected to occur in the fourth quarter of 2019
43. Includes total payment of $10 million ($7 million in cash; $3 million in equity) in fees and expenses related to the termination of certain referral agreements
44. See "Appendix I" for details

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APPENDIX VIII: FOOTNOTES (CONT'D)

45. Assumes no Trinity's public shareholders and no existing Broadmark Members redeem post 9/30/19. Anticipated Post-Business Combination Ownership does not include 34.5 million public warrants, 7.2 million warrants held by PIPE investor or 5.2 million private placement Sponsor warrants. Upon approval of the proposed warrant amendment by the warrantholders, each public and PIPE warrant will become exercisable for 0.25 shares of common stock at a $2.875 exercise price and each private placement warrant will be exercisable for one share of common stock at an $11.50 exercise price, and are expected to be outstanding following completion of the business combination
46. Includes $61.3 million equity consideration to Management Companies, $3 million equity consideration for fees and expenses related to the termination of certain referral agreements and $2.5 million to employees as a one-time incentive grant
47. Broadmark dividend yield based on illustrative 2020 dividends per share divided by Reference Price ($10.45 per share). Internally Managed and Externally Managed based on MRQ dividend and the latest trading price (see slide 38)
48. Internally Managed and Externally Managed based on MRQ (see slide 38)
49. Based on Market Value (at Reference Price of $10.45) divided by Initial Book Value. See "Transaction Summary" on slide 33 for additional detail
50. Reflects implied P/E ratio at Reference Price ($10.45 per share)
51. Pro Forma financials include combined Company Group and Trinity financials with adjustments for additional compensation expense for Broadmark Capital employees to be hired by Broadmark Realty, elimination of commissions expense paid to Broadmark Capital under four financial advisory/investment banking agreements with the Company Group, all of which will be terminating at closing, and additional G&A Expense related to expenses currently paid by Broadmark Capital which will continue to be incurred by Broadmark Realty post transaction including the Company Group's office space, professional fees and other operating expenses
52. Reflects unaudited and non-GAAP adjustments
53. Reflects the difference between Combined Companies Investable AUM equal to $907 million (equal to $864 million Combined Companies Members' Equity as of June 30, 2019 + $43 million net inflow of capital prior to transaction closing) and 1H 2019 Average Investable AUM of $773.5 million
54. Assumes 90% of incremental Investable AUM invested. Assumes 11% ROA for Interest Income and 6.5% for Fee Income
55. Reflects estimated net cash proceeds to balance sheet equal to $229.4 million related to the transaction. See "Transaction Summary" for further detail
56. Reflects estimated incremental expenses related to total compensation and public company costs
57. See slide 33 for pro forma share count breakdown
58. Reflects average Combined Company Members' equity as reflected on pro forma balance sheets for historical periods
59. Historical Financials only include Company Group's financial data combined for Broadmark entities contemplated to be acquired as part of business combination and do not reflect pro forma adjustments unless noted otherwise
60. Projected 21% tax on Net Taxable TRS Income
61. Reflects elimination of commissions expense paid to Broadmark Capital under four financial advisory / investments banking agreements with the Company Group terminating at closing, and the addition of general and administrative expenses related to expenses currently paid by Broadmark Capital which will be incurred by Broadmark Realty post-closing
62. Adjustment for non-cash expenses including loan loss reserves for the Companies and share based compensation
63. Includes 80% of loan origination fees and 20% of Companies net income after the payment of a preferred return to Companies investors
64. Reflects the elimination of the 20% distribution of Companies Net Income (after the payment of a preferred return to Companies investors) to the Management Companies
65. See slide 36 for detailed Run Rate Adjustments

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APPENDIX VIII: FOOTNOTES (CONT'D)

66. Balance Sheet data and Income Statement data as of July 31, 2019
67. Community banks defined as commercial banks with less than $10bn in total assets
68. U.S. Census Bureau and U.S. Department of Housing and Urban Development, Housing Starts: Total: New Privately Owned Housing Units Started, retrieved from FRED, Federal Reserve Bank of St. Louis
69. Freddie Mac. "The Major Challenge of Inadequate U.S. Housing Supply." December 5, 2018
70. U.S. Census Bureau, Total Private Construction Spending: Residential, retrieved from FRED, Federal Reserve Bank of St. Louis
71. Reflects additional housing units needed to maintain an efficient marketplace, according to Freddie Mac

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